04054178

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME M-real Corporation

*CURRENT ADDRESS Revontulentie 6

FIN-02100 Espoo

Finland

**FORMER NAME

**NEW ADDRESS

PROCESSED

JAN 06 2005

THOMSON FINANCIAL

FILE NO. 82- 3696 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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82-3696
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2004 DEC 22 A 11:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE
ARS 12-31-03

m-real

Press releases

M-real Corporation Stock Exchange Release 5 February 2004 at 12.00 a.m.

Drop in paper price and rising Euro weakened M-real's profitability in 2003

In 2003 M-real Group's operating profit net of non-recurring items fell to EUR 88.5 million from EUR 336.3 million in the previous year. The main reasons for the weakening in profitability were the fall in the selling price of paper and the strengthening in the euro.

Key figures in 2003:
- Operating profit net of non-recurring items: EUR 88.5 million (336.3)
- The result before extraordinary items net of non-recurring items was a loss of EUR 37.5 million (profit of 146.3)
- Operating profit: EUR 73.8 million (324.3)
- Result before extraordinary items: a loss of EUR 80.2 million (profit of 134.3)
- Earnings per share: EUR 0.51 negative (EUR 0.36 positive in 2002)
- Board of Directors' dividend proposal: 0.30 euro per share (0.60)
- Result for the financial year: a net loss of 95.0 million (net profit of 208.9 million)
- Cash flow from operations: EUR 425.1 million (666.4)
- Return on capital employed: 1.6 per cent (5.8)
- Turnover: EUR 6,044.1 million (6,564.2)
- Equity ratio at the end of the year: 31.9 per cent (34.2)
- Key figures adjusted for the effects of the sale of Metsä Tissue: equity ratio 36.7 per cent, gearing 105 per cent, interest-bearing net liabilities EUR 2,540 million
- Capacity utilization rate at the paperboard mills: 84 per cent (92); capacity utilization rate at the paper mills: 83 per cent (85)

In addition to the fall in the price of paper and the appreciation of the euro, fourth-quarter profitability was weakened by the maintenance shutdowns in December and the costs resulting from them as well as by the paper industry workers' one-day strike in December. Major non-recurring expenses were also booked to the last quarter.

Demand for folding boxboard in western Europe was on a par with 2002. Selling prices remained at the previous year's level. The situation in the paper market, however, was weak all year long. Demand remained low and selling prices fell markedly.

"The economic outlook is still uncertain. There are some signs of improved economic growth, but they are not yet feeding through into demand for paper and paperboard," says CEO Jouko M. Jaakkola, sizing up the near-term outlook.

M-real moved ahead with its cost-saving and profitability-improvement programmes in line with its targets. "The EUR 295 million savings programmes were seen to completion for the most part by the end of the year. A good third of the savings will nevertheless not be realized until the market situation improves. We are continuing our efficiency-boosting measures. The new programmes, which seek to achieve total savings of about 200 million euros by the end of 2006, are targeted at sales, marketing, logistics, purchasing and production. Out of the total amount approximately 35 million euros realizes when demand increases. It is estimated that savings of about 40 million euros will be realized during 2004," comments Jaakkola.

Financial Statement bulletin 2003 as PDF

M-REAL CORPORATION

Corporate communications

For further information, contact:
Jouko M. Jaakkola, President and CEO, M-real Corporation, tel. +358 10 469 4118
Heikki Saarinen, Senior Vice President & CFO, M-real Corporation, tel. +358 10 469 4686

m-real

M-real Corporation Stock Exchange Release 5 February 2004 at 12.00 a.m.

DROP IN PAPER PRICE AND RISING EURO WEAKENED M-REAL'S PROFITABILITY IN 2003

In 2003 M-real Group's operating profit net of non-recurring items fell to EUR 88.5 million from EUR 336.3 million in the previous year. The main reasons for the weakening in profitability were the fall in the selling price of paper and the strengthening in the euro.

Key figures in 2003:
- Operating profit net of non-recurring items: EUR 88.5 million (336.3)
- The result before extraordinary items net of non-recurring items was a loss of EUR 37.5 million (profit of 146.3)
- Operating profit: EUR 73.8 million (324.3)
- Result before extraordinary items: a loss of EUR 80.2 million (profit of 134.3)
- Earnings per share: EUR 0.51 negative (EUR 0.36 positive in 2002)
- Board of Directors' dividend proposal: 0.30 euro per share (0.60)
- Result for the financial year: a net loss of 95.0 million (net profit of 208.9 million)
- Cash flow from operations: EUR 425.1 million (666.4)
- Return on capital employed: 1.6 per cent (5.8)
- Turnover: EUR 6,044.1 million (6,564.2)
- Equity ratio at the end of the year: 31.9 per cent (34.2)
- Key figures adjusted for the effects of the sale of Metsä Tissue: equity ratio 36.7 per cent, gearing 105 per cent, interest-bearing net liabilities EUR 2,540 million
- Capacity utilization rate at the paperboard mills: 84 per cent (92); capacity utilization rate at the paper mills: 83 per cent (85)

In addition to the fall in the price of paper and the appreciation of the euro, fourth-quarter profitability was weakened by the maintenance shutdowns in December and the costs resulting from them as well as by the paper industry workers' one-day strike in December. Major non-recurring expenses were also booked to the last quarter.

Demand for folding boxboard in western Europe was on a par with 2002. Selling prices remained at the previous year's level. The situation in the paper market, however, was weak all year long. Demand remained low and selling prices fell markedly.

"The economic outlook is still uncertain. There are some signs of improved economic growth, but they are not yet feeding through into demand for paper and paperboard," says CEO Jouko M. Jaakkola, sizing up the near-term outlook.

M-real moved ahead with its cost-saving and profitability-improvement programmes in line with its targets. "The EUR 295 million savings programmes were seen to completion for the most part by the end of the year. A good third of the savings will nevertheless not be realized until the market situation improves. We are continuing our efficiency-boosting measures. The new programmes, which seek to achieve total savings of about 200 million euros by the end of 2006, are targeted at sales, marketing, logistics, purchasing and production. Out of the total amount approximately 35 million euros realizes when demand increases. It is estimated that savings of about 40 million euros will be realized during 2004," comments Jaakkola.

M-REAL CORPORATION

Corporate communications

For further information, contact:

m·real

Jouko M. Jaakkola, President and CEO, M-real Corporation, tel. +358 10 469 4118
Heikki Saarinen, Senior Vice President & CFO, M-real Corporation, tel. +358 10 469 4686

M-REAL CORPORATION
FINANCIAL STATEMENT BULLETIN 2003

REPORT OF THE BOARD OF DIRECTORS, 2003

MARKET SITUATION IN 2003

The slowdown in economic growth that got started in 2000 continued in Europe in 2003. Growth is forecast to come in at just under one per cent. Economic growth in North America, however, is generally expected to have improved further in 2003 compared with the growth of over two per cent in 2002. Asia's economic growth is also estimated to have improved from the over 2 per cent growth registered in 2002. The volume of advertising, which is closely in line with the trend in the economy, remained by and large at the previous year's level in Western Europe. On the foreign exchange markets, the United States dollar and British pound weakened markedly against the euro.

Demand for folding boxboard in western Europe was at the previous year's level in 2003 despite weak economic growth. West European producers' deliveries to markets outside Europe increased. There was no significant change in selling prices. The appreciation of the euro nevertheless weakened the euro-denominated average selling price and the price competitiveness of producers in the euro countries. Deliveries by producers of linerboard increased and fluting deliveries were at the previous year's level, mainly thanks to the growth in deliveries to eastern Europe.

The paper market faced a difficult year. Overall growth in demand remained low throughout the year. The west European market was characterized by overcapacity, a drop in selling prices, increased deliveries to markets outside Europe and a strengthening euro, which resulted in a fall of the selling price of exports in euros and an increase in imports of uncoated fine paper.

Deliveries by west European producers of coated fine paper grew by 6 per cent, mainly owing to increased exports. Deliveries by producers of uncoated fine paper fell by one per cent. Deliveries of coated magazine paper rose by 8 per cent. Exports grew more than deliveries to Europe. Selling prices in all the main product groups declined markedly.

Demand for tissue products in western Europe was on a par with last year. New capacity led to a tougher competitive situation.

M-REAL'S PROFIT FOR THE FINANCIAL YEAR

M-real's consolidated operating profit in 2003 was EUR 73.8 million (324.3 million in 2002). Operating profit includes non-recurring net expenses of EUR 14.7 million (12.0). Non-recurring income amounted to EUR 15.8 million (25) and non-recurring expenses were EUR 30.5 million (37).

The biggest of the non-recurring income items was a capital gain of EUR 7 million on the sale of the Logisware Oy business, which was booked in the third quarter. Other non-recurring items were booked to the last quarter.

The biggest non-recurring expense items were the larger-than-normal credit losses of EUR 12 million, agreed expense provisions for the personnel reductions at the Kirkniemi and Lielahti mills, totalling EUR 7 million and provisions booked for environmental liabilities, EUR 6 million.

Operating profit net of non-recurring items was EUR 88.5 million (336.3), representing 1.5 per cent of turnover. The main reasons for the fall in operating profit were the fall in the average selling price of paper, the strengthening in the euro as well as the lower delivery volumes of the Consumer packaging business area.

Apart from the Map Merchants paper merchanting business, the profitability of all the business areas weakened. Metsä Tissue's earnings improved slightly.

Deliveries of paperboard to customers totalled 1,082,000 tonnes (1,144,000 tonnes). The mills' production was curtailed by 177,000 tonnes (41,000) in line with demand. The capacity utilization rate was 84 per cent (92). With the coming on stream of the rebuilt board machine at Äänekoski, folding boxboard production capacity increased by about 45,000 tonnes in 2003.

Total deliveries of paper from the mills amounted to 3,724,000 tonnes (3,638,000). In comparable terms, the delivery volume rose by 4 per cent from the previous year. The volume of fine paper delivered was on a par with the previous year, and the comparable volume of coated magazine paper delivered rose by 15 per cent. Owing to the imbalance in supply and demand, production had to be curtailed substantially. Production curtailments amounted to 585,000 tonnes (605,000 tonnes). The capacity utilization rate at the mills was 83 per cent (85).

Hedging income from foreign exchange derivatives added EUR 24.2 million to operating profit (8.1). By the end of 2003 the United States dollar weakened by 20.4 per cent and the British pound by 8.3 per cent compared with the previous turn of the year. On average, the euro exchange rate of the dollar was 19.7 per cent lower than in 2002 and the exchange rate of the British pound 10 per cent lower.

Turnover was EUR 6,044.1 million (6,564.2). In comparable terms, turnover fell by 8 per cent. Sales to Finland accounted for 6 per cent of turnover (6).

Financial income and expenses were EUR 154.0 million negative (190.0 million negative). They include a net exchange rate gain of EUR 20.7 million on financial items (30.5 million negative) as well as net interest and other financial expenses of EUR 174.7 million (159.5). Non-recurring net expenses of EUR 28 million connected with the restructuring of loans has been booked to other financial expenses. Non-recurring income amounted to EUR 14.1 million and non-recurring expenses were EUR 42.1 million. The non-recurring income has been booked to the second, third and last quarters and the expenses to the last quarter.

Other operating income amounted to EUR 73.8 million (73.4). The sum does not include non-recurring items.

The result before extraordinary items was a loss of EUR 80.2 million (profit of 134.3 million). The result before extraordinary items net of the above-mentioned non-recurring items was a loss of EUR 37,5 million (profit of 146.3)

Extraordinary expenses include write-downs on the asset items of certain businesses and winding up expenses to a total amount of EUR 16 million.

The result for the financial period was a loss of EUR 95.0 million (profit of 208.9 million in 2002). Taxes, including the change in the imputed deferred tax liability, were EUR 0.7 million negative (deferred taxes of 59.8 million in 2002).

Earnings per share were EUR 0.51 negative (EPS of 0.36 in 2002).

The return on capital employed was 1.6 per cent (5.8). The return on equity was 3.8 per cent negative (3.0).

OCTOBER-DECEMBER EARNINGS COMPARED WITH THE PREVIOUS QUARTER

The operating result was a loss of EUR 37,3 million (July–Sept. 2003: 28.9). The operating profit includes non-recurring net expenses of EUR 18.9 million. The operating result net of non-recurring items was a loss of EUR 18.4 million (profit of 28.9 million), which is -1.2 per cent of turnover. The main reasons for the weakening in profitability were the lower selling prices of paper, the strengthening in the euro as well as the maintenance shutdowns in December and the costs resulting from them.

The profitability of the Home&Office business area, MAP Merchant and Metsä Tissue improved.

The result before extraordinary items was a loss of EUR 105.2 million (a loss of 3.9 million). The result before extraordinary items net of non-recurring items was a loss of 47.2 (a loss of 6.8 million).

Deliveries of paperboard to customers totalled 269,000 tonnes (265,000 tonnes). The mills' production was curtailed by 56,000 tonnes in line with demand (43,000). The capacity utilization rate was 79 per cent (87).

The total volume of deliveries of paper from the mills was 917,000 tonnes (906,000). Production curtailments amounted to 170,000 tonnes (195,000 tonnes). The capacity utilization rate of the paper mills was 79 per cent (80).

Consolidated turnover was EUR 1,474.2 million (1,467.2).

PERSONNEL

The number of personnel at the end of December was 19,636 employees (20,323 employees at 31 December 2002), of whom 5,835 employees worked in Finland (5,941). The net reduction in personnel was 687 employees. The net effect of acquisitions and divestments was a decrease in personnel of 49 employees.

The Group's personnel includes 47 per cent of Metsä-Botnia's employees.

CAPITAL EXPENDITURES ON FIXED ASSETS

Capital expenditures on fixed assets totalled EUR 232 million in 2003 (Jan.–Dec. 2002: 304). In addition, a total of EUR 165 million was paid for shares in acquired companies.

In September it was decided to build a BCTMP plant with an annual capacity of 300,000 tonnes in Kaskinen. The total expenditure for the investment will be about EUR 180 million. The pulp mill's entire production will be used as raw material for the Group's mills. The investment will contribute to improving the quality of paper grades and lowering costs. The mill will be completed in autumn 2005 and it will provide employment for about 65 people.

In December M-real decided to participate in the building of the new nuclear power plant by Teollisuuden Voima Oy in Olkiluoto, Finland. The plant will come on stream in the year 2009.

ACQUISITIONS AND DIVESTMENTS

During January-June, M-real purchased all the Metsä Tissue Corporation shares owned by SCA and other shareholders. Metsä Tissue was delisted from the Main List of Helsinki Exchanges on 19 June. The total price of the shares and stock options purchased was about EUR 128 million.

In November a Letter of Intent was signed on selling a 66 per cent stake in Metsä Tissue Corporation's business operations to Metsäliitto Osuuskunta.

The acquisition by Map Merchant Group of Narpex, a paper merchant in the Czech Republic, entered into force in January. In addition, in January, Map Merchants Group acquired the shares held by minority shareholders in its Danish subsidiary Schramm-Papirgros A/S.

In March M-real purchased 24.7 per cent of the shares in Oy Hangö Stevedoring Ab, whereby the company became a wholly-owned subsidiary of M-real.

In March Metsä-Botnia purchased 60 per cent of the shares in the Uruguayan company Compania Forestal Oriental S.A (FOSA) from Shell International Renewables BV.

OTHER STRUCTURAL ARRANGEMENTS

In June M-real announced an agreement with IBM Global Services concerning transfer of M-real's own information technology services and the entire operations of its associated company Logisware Oy to IBM's organization. The agreement came into force in September.

In October the company announced that it was discontinuing the present market pulp business at the Lielahti chemithermal mechanical pulp mill and that the mill's entire production would be used in the manufacture of M-real's own paperboard. The arrangement will be seen to completion by the end of 2004 and the estimated downsizing requirement is about 90 employees.

Codetermination negotiations with the personnel groups at the Kirkniemi mill were started in October. The negotiations were completed in November and in them it was agreed that the number of employees at the Kirkniemi mill would be reduced by 155 by the end of 2006.

RESEARCH AND DEVELOPMENT

Research and development costs in 2003 amounted to EUR 27 million, representing 0.6 per cent of turnover excluding the Map Merchants paper merchanting business. The R&D priorities were to improve the efficiency of production processes, develop new products and the processes connected with their manufacture as well as the technologies of the future. The number of patents that M-real applied for grew by 30 per cent. The number of ideas and invention reports also increased markedly during the year.

At M-real's mills, inputs were made into boosting the efficiency of processes during 2003. Productivity gains were made at nearly every production unit. Substantial improvements were achieved at Alizay, Biberist, Husum and Kirkniemi.

M-real is participating in a number of cooperation projects. The objective of these efforts is to find new applications of paper involving innovative ways of integrating paper and ICT (Information and Communication Technology). M-real has made outlays and achieved good results in applications connected with process intelligence. This development area will be a development focus in coming years as well.

ENVIRONMENT

During 2003 environmental information and bulletins to customers were developed, existing environmental liabilities were surveyed and the level of environmental protection which suppliers are required to meet was set out more specifically in purchasing agreements. At the end of the report year, all M-real's production facilities have an environmental system in accordance with the ISO 14001 standard.

M-real has given its commitment to using wood raw material that comes from sustainably managed forests. Accordingly, measures were continued to verify the Chain of Custody of roundwood and to promote the certification of forests. In Russia and the Baltic countries, inspections of the felling sites were increased.

The most important environmental investment will be the waste water treatment plant at the Husum mill. The facility will start up in 2004. The investment has a cost estimate of EUR 40 million.

During 2003 M-real made additional provisions for environmental liabilities of EUR 6 million. Together with previously made provisions, the final amount of environmental provisions at the end of 2003 was EUR 7 million.

Inputs continued to be made into improving energy-efficiency, reducing the emissions from our own power plants and increasing the share of bioenergy. M-real's carbon dioxide emissions per tonne of product produced diminished by 3 per cent compared with the previous year.

M-real will publish a separate Environmental Report for 2003.

FINANCING

Interest-bearing net liabilities amounted to EUR 3,109 million at the end of the financial year (Dec. 2002: 3,019).

The equity ratio at the end of the period was 31,9 per cent (Dec. 2002: 34,0) and the gearing ratio was 137 per cent (Dec. 2002: 119).

Liquidity is good. Liquidity at the end of the year was EUR 1,124 million, of which EUR 940 million consisted of committed long-term credit facilities and EUR 184 million represented liquid funds and investments (200). In addition, to meet its short-term financing needs the Group had at its disposal domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 750 million.

At the end the financial year an average of 4 months of net foreign currency exposure was hedged. The degree of hedging during the report period has varied between 3 and 5 months. At the end of the report period, about 90 per cent of the shareholders' equity not in euros was hedged. At the end of the year the Group's liabilities were tied to fixed-interest rates for a period of 18 months. During the period the fixed-rate period has varied from 12 to 18 months.

At the close of the year, 15 per cent of the Group's long-term loans were denominated in foreign currencies. Of these loans, 45 per cent was subject to floating interest rates and the rest to fixed interest rates. The average interest rate on the loans was 4.6 per cent at the end of 2003 and their average maturity was 3.6 years.

Because liquidity was good during the report period, there was no need for new major loan arrangements.

In September Metsä-Botnia signed an EUR 210 million syndicated loan that will be used as a revolving credit facility.

During the year, 3 bond issues to a total amount of about EUR 150 million were floated within the framework of an international bond programme.

In October Moody's Investor Service lowered the credit rating for long-term loans from Baa3 to Ba1 and for short-term loans from Prime 3 to Not-Prime, with a negative outlook.

In December Standard & Poor's Ratings Services lowered the company's credit for long-term loans from BBB- to BB+ and for short-term loans from A3 to B, with a stable outlook.

In December loans amounting to 34 billion yen (EUR 311 million) were repaid in connection with loan restructuring agreements.

BOARD OF DIRECTORS AND AUDITORS

The Annual General Meeting held on 17 March 2003 re-elected the following persons to seats on M-real's Board of Directors for a term extending up to the next Annual General Meeting: Timo Haapanen, Asmo Kalpala, Erkki Karmila, Runar Lillandt, Matti Niemi, Antti Oksanen, Antti Tanskanen and Arimo Uusitalo.

Elected as auditors were Göran Lindell, Authorized Public Accountant, and the firm of independent public accountants PriceWaterhouseCoopers Oy, with Ilkka Haarlaa, Authorized Public Accountant, acting as Chief Auditor. Björn Renlund, Authorized Public Accountant, and Jouko Malinen, Authorized Public Accountant, acted as the deputy auditors.

SHARES

The highest price of M-real's Series B share on Helsinki Exchanges during the financial year was EUR 8.99 and the lowest price was EUR 6.21. The average share price was EUR 7.26. In 2002 the average price was EUR 8.28. The price of the Series B share was EUR 7.03 at the end of the financial year on 31 December 2003.

Turnover of the Series B share was EUR 585 million, or 56 per cent of the shares outstanding. The market capitalization of the Series A and B shares at 31 December 2003 totalled EUR 1,286 million.

At 31 December 2003, Metsäliitto Osuuskunta owned 38.5 per cent of M-real Corporation's shares and 64.2 per cent of the voting rights conferred by these shares. International investors owned 34.2 per cent of the shares.

The Board of Directors does not have valid authorizations to carry out a share issue or issues of convertible bonds or bonds with warrants.

IAS PROJECT

On 7 June 2002 the Commission of the European Union approved the proposed regulation according to which publicly listed companies that are registered in the EU area must prepare their consolidated annual accounts in accordance with IAS/IFRS (International Accounting Standards / International Financial Reporting Standards) no later than for the 2005 financial year.

In autumn 2001 M-real initiated a project to put in place IAS capabilities. The project has moved ahead in accordance with plans and the company will prepare its consolidated annual accounts in accordance with IAS as from the beginning of 2005.

m-real

The relevant measures carried out during 2003 included a study of the effect of IAS standards on the accounting policy applied to the consolidated financial statements, the arranging of comprehensive training for the Group's finance staff and preparations of the Group's IAS accounting guidelines.

The financial statement accounting policies will change at least in the following subareas: the calculation of pension expenses and liabilities, the treatment of certain lease agreements and financing arrangements, the valuation of forest assets and the booking of financial instruments.

EVENTS AFTER THE CLOSE OF THE FINANCIAL PERIOD

At the beginning of January, a 66 per cent stake in Metsä Tissue was sold to Metsäliitto Osuuskunta in accordance with a Letter of Intent. In addition, 17 per cent was sold to the Tapiola Group. At the end of January, the remaining 17 per cent was sold to Varma Mutual Pension Insurance Company (9.86 per cent) and Sampo Life Insurance Company Limited (7.14 per cent). The transactions were carried out on the same terms and conditions and were based on a debt-free value of EUR 570 million. The after-tax capital gain on the disposals was about EUR 155 million.

The key figures for 2003 adjusted for the effects of the sale of Metsä Tissue were: Interest-bearing net liabilities: EUR 2,540 million; equity ratio: 36.7 per cent; gearing: 105 per cent.

FINANCIAL REPORTING IN 2004

M-real revamped its organization in June 2003. Operations were divided into four parts: Cartons, Graphics, Offices and Map Merchant Group. M-real's financial reporting will change in line with the new business area structure as from the beginning of 2004. Metsä Tissue will no longer be included in the reporting in 2004. The comparison figures according to the new business area structure will be released before publication of the first-quarter results.

The financial statement information for 2003 is reported in accordance with the old business area structure. The old business areas are: Consumer packaging, Commercial printing, Home & Office, Publishing, Map Merchant Group and Metsä Tissue.

OUTLOOK FOR THE CURRENT YEAR

In the current year the economic outlook in Europe is still uncertain. Some signs of improvement can nevertheless be seen. Economic growth in North America and Asia is generally expected to improve compared with 2003. Clear-cut signs of a significant revival in the demand for M-real's main products are nevertheless not yet on the horizon. M-real's paper markets in western Europe are still beset by oversupply, and the strengthening in the euro has led to an increase in imports of uncoated fine paper to western Europe. Paper production will have to still be curtailed in step with demand.

Price pressures on the selling price of paper have also continued after the turn of the year. The prices of paper are expected to rise when the demand recovers. Major changes are not expected to take place in the selling prices of folding boxboard. The strong euro will weaken the profitability of deliveries outside Europe. M-real's first-quarter result before extraordinary items is estimated to be negative.

Espoo, 5 February 2004

BOARD OF DIRECTORS

BUSINESS AREAS AND MARKET TRENDS

Consumer packaging

	2003	2002	IV 03	III 03	II 03	I 03	IV 02	2002-2003 change
Turnover	867,9	921,1	211,6	214,8	211,6	229,9	227,0	-5,8%
Operating profit	34,5	83,4	-1,3	15,2	2,0	18,6	7,0	-58,6%
Operating profit, %	4,0	9,1	-0,6	7,1	0,9	8,1	3,1	
Return on capital employed, %	3,9	9,1	-1,1	6,8	1,3	7,8	3,7	
Mill deliveries, 1,000 t	1082	1129	269	265	265	283	283	-4,2%
Capacity utilization rate at the paperboard mills, %	84	92	79	87	78	94	92	

The Consumer packaging business area faced a more challenging operating environment in 2003 than a year ago. The operating environment was characterized by economic and political uncertainty as well as the appreciation of the euro. The business area's deliveries to markets in western Europe declined. Deliveries to markets outside Europe, however, increased. The strengthening in the euro, especially against the dollar, as well as increased deliveries to markets outside Europe depressed the euro-denominated selling price of all product groups.

The business area's profitability weakened a great deal compared with the figure a year ago. The business area reported operating profit of EUR 34.5 million (83.4). The weakened profitability was attributable mainly to the strengthening of the euro and a fall in the delivery volume. In addition, profitability was weakened by the gradual winding up of the market pulp business at the Lielahti chemithermal mechanical pulp mill and the integration of the mill's operations as part of the Tako board mill's operations. Owing to the savings measures carried out during the year, costs were lower than a year ago. The average capacity utilization rate of the paperboard machines was 84 per cent (92). The average order book at the end of the year was about two weeks.

Overall demand for folding boxboard in western Europe was on a par with the previous year. M-real's deliveries of folding boxboard to the European market declined. The increase in the volumes delivered to Asia and especially to the United States meant that M-real's total deliveries nevertheless remained at the previous year's level. No major change took in place in the selling prices of folding boxboard. The strengthening in the euro nonetheless depressed the euro-denominated selling price. The average price of deliveries in Europe was slightly higher than a year ago.

The delivery volume of linerboard was down on the previous year, especially in Europe. Deliveries to the USA, however, increased. Demand for fluting remained weak all year long. Worldwide demand for wallpaper base continued to weaken and deliveries fell.

Operating result in the last quarter fell compared with the previous quarter and was a loss of EUR 1.3 million (profit of 15.2 million in July–Sept. 2003). Profitability was weakened by the fall in euro-denominated selling prices due to the stronger euro, the reduction of stocks and the costs of the maintenance shutdowns that were carried out in December.

Deliveries of folding boxboard rose slightly in the last quarter. The selling price in euros fell. The delivery volumes of linerboard fell, whereas fluting volumes rose. Deliveries of wallpaper base increased.

Commercial printing

	2003	2002	IV 03	III 03	II 03	I 03	IV 02	2002-2003 change
Turnover	1503,5	1 638,4	362,2	364,9	372,8	403,6	368,1	-8,2%
Operating profit	10,6	106,7	-10,6	-2,2	5,1	18,3	16,6	-90,1%
Operating profit, %	0,7	6,5	-2,9	-0,6	1,4	4,5	4,5	
Return on capital employed, %	0,9	7,1	-2,7	-0,4	1,4	5,3	4,4	
Mill deliveries, 1,000 t	1768	1 757	436	433	439	460	425	+0,6%
Capacity utilization rate, %	83	81	81	82	83	86	79	

The weak market situation that started in the Commercial printing business area as early as 2001, continued on in 2003. Demand in the main markets of Western Europe remained at the previous year's level. Deliveries by the industry to markets outside Europe increased. M-real's deliveries to markets outside Europe were nevertheless on a par with the level a year ago. The average selling price of coated fine paper was about 9–10 per cent below the figures a year ago. The strengthening in the euro depressed the average euro-denominated selling price. In the last quarter M-real announced it was starting negotiations on 5–7 per cent price increases for reels of coated fine paper in Europe. The new prices are to come into effect on 1 April 2004.

Profitability weakened considerably compared with 2002. Operating profit was EUR 10.6 million (106.7). Profitability was weakened above all by the fall in the average selling price and the strengthening in the euro.

Deliveries by west European producers of coated fine paper rose by 6 per cent in 2003. The delivery volume of the Commercial printing business area's products rose by just under one per cent. The average running time of the paper machines was 5 days shorter than in 2002 and the capacity utilization rate was 83 per cent (81). The order book at the end of the year was two weeks.

The operating result in the last quarter fell markedly compared with the previous quarter. Profitability was weakened by the fall in the average selling price and the appreciation of the euro.

Zanders was transferred to the Commercial printing business area as from the beginning of 2003. The figures for 2002 have been adjusted accordingly.

Home & Office

	2003	2002	IV 03	III 03	II 03	I 03	IV 02	2002-2003 change
Turnover	682,9	782,7	169,5	151,3	170,5	191,6	200,8	-12,8%
Operating profit	48,2	102,8	8,6	3,9	13,9	21,8	19,6	-53,1%
Operating profit, %	7,1	13,1	5,1	2,6	8,2	11,4	9,8	
Return on capital employed, %	5,4	11,0	4,1	2,0	5,7	9,4	10,0	
Mill deliveries, 1,000 t	892	902	209	207	229	246	211	-1,1%
Capacity utilization rate, %	82	89	75	73	89	93	79	

The Home&Office business area's operating environment remained challenging in 2003. Demand in the main markets was still weak and despite the fall in the dollar, deliveries by industry to markets outside Europe increased. The weaker dollar also increased imports of uncoated fine paper to the west European market. These factors, together with increased production capacity, led to tougher competition, particularly in the second half of the year. The average selling price of uncoated fine paper fell by about 9–10 per cent compared with the previous year.

The sector was significantly weaker than last year. Operating profit was EUR 48.2 million (102.8). Profitability was weakened mainly by the fall in the average selling price.

Deliveries by west European producers of uncoated fine paper fell by one per cent. The volume of products delivered by the Home&Office business area likewise fell by one per cent. The average running time of the paper machines was 23 days shorter than in 2002 and the capacity utilization rate was 82 per cent (89). The order book at the end of the year was slightly less than three weeks.

Profitability in the fourth quarter improved compared with the previous quarter. Operating profit was EUR 8.6 million (3.9). Profitability was boosted by lower costs and an improved product mix. The fall in the average selling price cut into earnings.

<u>Publishing</u>

	2003	2002	IV 03	III 02	II 03	I 03	IV 02	2002-2003 change
Turnover	785,6	790,1	195,0	199,3	187,1	204,2	204,0	-0,6%
Operating profit	12,5	43,1	-3,2	12,1	-6,7	10,3	8,8	-71,1%
Operating profit, %	1,6	5,5	-1,6	6,1	-3,6	5,0	4,3	
Return on capital employed, %	1,1	3,6	-0,9	4,0	-2,1	3,5	2,7	
Mill deliveries, 1,000 t	1064	977	272	265	258	269	255	+8,9%
Capacity utilization rate, %	85	79	79	84	84	93	87	

Demand for the Publishing business area's products grew slightly in western Europe in 2003. M-real increased its volume of deliveries to both the main market in Europe and to markets outside Europe. Average selling prices were down about 9–10 per cent. The strengthening in the euro depressed the average euro-denominated selling price. In the last quarter M-real announced it was starting negotiations on 5–7 per cent price increases for reels of coated magazine paper in Europe. The new prices are to come into effect on 1 April 2004.

The business area's profitability weakened markedly despite the increase in delivery volumes. Operating profit was EUR 12.5 million (43.1). Operating profit was burdened by a total of about EUR 6 million of non-recurring expenses that were booked in the fourth quarter in connection with the staff reduction programme at the Kirkniemi mill. Operating profit net of non-recurring items was 18.2 (43.1). Profitability was weakened by the fall in the average selling price and the appreciation of the euro. In addition, the figures for 2002 included 50 per cent of the Albbruck mill's earnings in accordance with M-real's holding. The shareholding was divested in June 2002.

Deliveries of coated magazine paper (LWC) in western Europe rose by 8 per cent. The comparable delivery volume of the Publishing business area's products rose by 15 per cent. The average running time of the paper machines was 2 days shorter than in 2002 and the capacity utilization rate was 85 per cent (79). The order book at the end of the year was just over two weeks.

Fourth-quarter profitability weakened compared with the previous quarter, resulting in a loss of EUR 3.2 million (a profit of 12.1 million in July–Sept. 2003). Profitability was weakened by the fall in the euro-denominated average selling price owing to a stronger euro, the maintenance shutdowns in December and the costs arising from them as well as the previously mentioned non-recurring expenses.

Map Merchant Group

	2003	2002	IV 03	III 03	II 03	I 03	IV 02	2002-2003 change
Turnover	1392,6	1542,8	347,6	332,5	345,0	367,5	375,0	-9,7%
Operating profit	6,5	-14,9	0,4	-2,7	3,4	5,4	-9,3	
Operating profit, %	0,5	-1,0	0,1	-0,8	1,0	1,5	-2,5	
Return on capital employed, %	2,0	-3,0	0,4	-2,3	4,0	5,8	-9,0	
Delivery volumes, 1,000 t	1283	1275	327	312	317	328	317	+0,6%

The Map paper merchanting business area's financial year was also overshadowed by the continuing difficult market situation. Map moved ahead with its programme for integrating and reorganizing functions. The positive effects on earnings of these and other cost-saving measures began to show up. Performance improved in all the main areas of operations.

Operating profit was EUR 6.5 million (a loss of 14.9 million in 2002). Profitability was improved mainly by lower costs. In addition, the previous year's operating result was burdened by a total of EUR 17.3 million of non-recurring expenses.

Delivery volumes during the report year totalled 1,283,000 tonnes, up about one per cent on 2002.

Fourth-quarter operating profit was EUR 0.4 million (a loss of 2.7 million in 2002). Profitability was improved by the 5 per cent growth in the delivery volumes. Furthermore, the previous quarter's earnings were burdened by non-recurring expense entries totalling about EUR 2 million.

OTHER BUSINESSES

Metsä Tissue Corporation

	2003	2002	IV 03	III 03	II 03	I 03	IV 02	2002-2003 change
Turnover	669,2	647,8	170,6	164,9	169,0	164,7	170,7	+3,3%
Operating profit	48,9	43,1	15,1	13,8	8,3	11,7	5,9	+13,5%
Operating profit, %	7,3	6,7	8,9	8,4	4,9	7,1	3,5	
Return on capital employed, %	14,8	13,2	18,2	16,6	10,2	14,5	7,6	

There was only small growth in the demand for tissue products in Europe in 2003. At the same time, new capacity entered the market, which has caused the competitive situation to tighten further.

Operating profit in 2003 was EUR 48.9 million (43.1). The improvement in profitability was due to the growth in the sales volume and to an improved product range. Operating profit also includes non-recurring income of about EUR 3 million.

Metsä Tissue's sales volume rose by about 3 per cent in comparable terms, but the euro-denominated average selling price was down 5 per cent compared with the previous year. The fall in the average selling price was attributable especially to a lowering in the market price of raw paper, but also to the growth in deliveries from eastern Europe.

Fourth-quarter operating profit rose to EUR 15.1 million from EUR 13.8 million in the previous quarter. Operating profit was improved by the non-recurring income mentioned above.
The investment and development programme covering the business operations in Germany, which was launched in October 2002, progressed according to plans. The aim of the programme is to improve quality and the degree of converting, especially within consumer products, whilst raising productivity. Capital expenditures under the programme total about EUR 45 million and it will for the most part be carried out by the end of 2004.

During January-June, M-real purchased all the Metsä Tissue Corporation shares owned by SCA and other shareholders. Metsä Tissue thereby became a wholly-owned subsidiary of M-real and Metsä Tissue was delisted from the Main List of Helsinki Exchanges on 19 June.

m·real

M-REAL GROUP (All figures unaudited)

PROFIT AND LOSS ACCOUNT (EUR million)	1-12/03	%	1-12/02	%
Turnover	6 044.1	100.0	6 564.2	100.0
Interest in associated companies	-5.2		-4.9	
Other operating income	73.8		73.4	
Operating expenses	5 557.9		5 850.7	
Depreciation	481.0		457.7	
Operating profit	73.8	1.2	324.3	4.9
Net exchange gains/losses	20,7		-30,5	
Other financial income and expenses	-174.7	-2.5	-159.5	-2.9
Profit before extraordinary items	-80.2	1.3	134.3	2.0
Extraordinary items	-15.1		144.5	
Profit before taxes and minority interest	-95.3	-1.6	278.8	4.2
Taxes	-0.7		-59.8	
Minority interest	1.0		-10.1	
Profit for the period	-95.0	-1.6	208.9	3.2

PROFIT AND LOSS ACCOUNT (EUR million)	Change	%	10-12/02	%
Turnover	-520.1	-7.9	1 474.2	100.0
Interest in associated companies	0.3		-4.1	
Other operating income	0.4		23.8	
Operating expenses	-292.8		1 410.5	
Depreciation	23.3		120.7	
Operating profit	-250.5	-77.2	-37.3	-2.5
Net exchange gains/losses	51.2		9.7	
Other financial income and expenses	-15.2		-77.6	
Profit before extraordinary items	-214.5	-159.7	-105.2	-7.1
Extraordinary items	-159.6		-15.1	
Profit before taxes and minority interest	-374.1	-134.2	-120.3	-8.2
Taxes	59.1		22.3	
Minority interest	11.1		2.0	
Profit for the period	-303.9	-145.5	-96.0	-6.5

m-real

BALANCE SHEET (EUR million)	12/2003	%	12/2002	%
Assets				
Fixed assets	4 768.7	67.1	4 934.6	66.6
Current assets				
Inventories	802.0	11.3	814.9	11.0
Other current assets	1 351.9	19.0	1 460.9	19.7
Liquid funds	183.6	2.6	199.8	2.7
Total	7 106.2	100.0	7 410.2	100.0
Liabilities				
Shareholders´ equity	2 245.3	31.6	2 461.0	33.2
Minority interest	18.9	0.3	74.6	1.0
Provisions for liabilities and charges	77.4	1.1	66.3	0.9
Long-term liabilities	3 030.6	42.6	3 030.3	40.9
Short-term liabilities	1 734.0	24.4	1 778.0	24.0
Total	7 106.2	100.0	7 410.2	100.0

m-real

CASH FLOW STATEMENTS (EUR million)	1-12/03	1-12/02	10-12/03
Profit before extraordinary items	-80.2	134.3	-105.2
Depreciation	481.0	457.7	120.7
Taxation	-19.0	-56.7	19.7
Other changes	35.5	-14.3	27.3
Funds from operations	417,3	521.0	62.5
Change in working capital	7.8	145.4	70.1
Cash flow from operations	425.1	666.4	132.6
Gross capital expenditures [1]	-396.7	-310.0	-106.8
Disposal and other changes in fixed assets	-2.5	223.9	-2.5
Cash flow after capital expenditure	25.9	580.3	23.3
Interest-bearing net debt of companies acquired and divested	-8.5	-9.0	0.0
Dividend	-107.4	-108.4	0.0
Change in interest-bearing liabilities (+ decrease / - increase)	-90.0	462.9	23.3

[1] Excl. interest-bearing net debt of acquired companies.

KEY FIGURES	1-12/03	1-12/02	10-12/03
Earnings per share EUR (diluted 1-12/03; -0,51 EUR)	-0.51	0.36	-0.52
Return on capital employed %	1.6	5.8	-2.4
Return on equity %	-3.8	3.0	-16.3
Gross capital expenditures EUR million [1)]	397	310	107
Personnel, averages	20 372	21 070	19 801

[1)] Excl. interest-bearing net debt of acquired companies

	12/03	12/02
Shareholders´ equity per share EUR	12.54	13.75
Equity ratio %	31.9	34.2
Gearing ratio %	137	119

Securities and guarantees EUR million	12/03	12/02
For own loans	287	487
For associated companies	1	0
For affiliated companies	5	26
For others	15	5
Total	308	518

Open derivative contracts EUR million	Gross amount 12/03	Gross amount 12/02
Interest rate derivatives	13 017	9 998
Currency derivatives	4 601	4 832
Total	17 618	14 830

The fair value of open derivative contracts calculated at market value at the end of the review period was -1,6 EUR million (-15,2).

TURNOVER EUR Million	Quarter I-IV 2003	2002	Quarterly IV 03	III 03	II 03	I 03	IV 02
Consumer packaging	867.9	921.1	211.6	214.8	211.6	229.9	227.0
Commercial printing	1 503.5	1 638.4	362.2	364.9	372.8	403.6	368.1
Home & Office	682.9	782.7	169.5	151.3	170.5	191.6	200.8
Publishing	785.6	790.1	195.0	199.3	187.1	204.2	204.0
Map Merchant Group	1 392.6	1 542.8	347.6	332.5	345.0	367.5	375.0
Tissue Group	669.2	647.8	170.6	164.9	169.0	164.7	170.7
Internal sales and other operations	142.4	241.3	17.7	39.5	51.8	33.4	41.7
GROUP TOTAL	6 044.1	6 564.2	1 474.2	1 467.2	1 507.8	1 594.9	1 587.3

OPERATING PROFIT AND RESULT EUR Million	Quarter I-IV 2003	2003	Quarterly IV 03	III 03	II 03	I 03	IV 02
Consumer packaging	34.5	83.4	-1.3	15.2	2.0	18.6	7.0
Commercial printing	10.6	106.7	-10.6	-2.2	5.1	18.3	16.6
Home & Office	48.2	102.8	8.6	3.9	13.9	21.8	19.6
Publishing	12.5	43.1	-3.2	12.1	-6.7	10.3	8.8
Map Merchant Group	6.5	-14.9	0.4	-2.7	3.4	5.4	-9.3
Tissue Group	48.9	43.1	15.1	13.8	8.3	11.7	5.9
Other operations	-87.4	-40.0	-46.3	-11.2	-11.2	-18.7	2.1
OPERATING PROFIT	73.8	324.3	-37.3	28.9	14.8	67.4	50.7
% of turnover	1.2	4.9	-2.5	2.0	1.0	4.2	3.2
Net exchange gains/losses	20.7	-30.5	9.7	-0.5	5.3	6.2	5.0
Other financial income and expenses	-174.7	-159.5	-77.6	-32.3	-29.8	-35.0	-45.6
PROFIT BEFORE EXTRAORDINARY ITEMS	-80.2	134.3	-105.2	-3.9	-9.7	38.6	10.1
% of turnover	-1.3	2.1	-7.1	-0.3	-0.6	2.4	0.6

OPERATING PROFIT %	Quarter I-IV 2003	2002	Quarterly IV 03	III 03	II 03	I 03	IV 02
Consumer packaging	4.0	9.1	-0.6	7.1	0.9	8.1	3.1
Commercial printing	0.7	6.5	-2.9	-0.6	1.4	4.5	4.5
Home & Office	7.1	13.1	5.1	2.6	8.2	11.4	9.8
Publishing	1.6	5.5	-1.6	6.1	-3.6	5.0	4.3
Map Merchant Group	0.5	-1.0	0.1	-0.8	1.0	1.5	-2.5
Metsä Tissue	7.3	6.7	8.9	8.4	4.9	7.1	3.5
GROUP TOTAL	1.2	4.9	-2.5	2.0	1.0	4.2	3.2

m-real

RETURN ON CAPITAL EMPLOYED %	Year 2003	Year 2002	2001
Consumer packaging	3.7	9.1	14.9
Commercial printing	0.9	7.1	6.2
Home & Office	5.4	11.0	6.2
Publishing	1.1	3.6	5.7
Map Merchant Group	2.0	-3.0	-0.8
Metsä Tissue	14.8	13.2	10.3
GROUP TOTAL	1.6	5.8	6.9

CAPITAL EMPLOYED. EUR Million	31.12.2003	31.12.2002	31.12.2001
Consumer packaging	944.9	991.0	934.0
Commercial printing	1 557.1	1 567.5	1 621.1
Home & Office	839.0	973.7	1 018.4
Publishing	1 229.8	1 256.2	1 378.2
Map Merchant Group	383.2	410.4	484.8
Tissue Group	343.5	325.5	342.3
Other assets	390.9	372.8	515.1
GROUP TOTAL	5 688.4	5 897.1	6 293.8

PERSONNEL. Average	2003	2002	2001
Consumer packaging	3 051	3 151	3 089
Commercial printing	5 283	5 831	6 402
Home & Office	2 107	2 125	2 106
Publishing	1 593	1 769	2 261
Map Merchant Group	2 554	2 745	2 855
Metsä Tissue	3 308	3 067	3 000
Other operations	2 476	2 382	2 524
GROUP TOTAL	20 372	21 070	22 237

m·real

PRODUCTION 1000 tonnes	Year 2003	2002	Quarterly IV 03	III 03	II 03
Commercial printing	1 772	1 757	434	431	446
Home & Office	873	915	203	200	233
Publishing [1]	1 062	990	255	270	254
Paperboard	659	679	150	172	154
Fluting	186	224	50	50	38
Liner [2]	144	151	34	36	33
CTMP	328	280	81	88	77
Metsä-Botnia's pulp [2]	1 124	1 057	270	305	269
M-real's pulp	1 216	1 191	312	290	303

PRODUCTION 1000 tonnes	Quarterly I 03	IV 02	III 02	II 02	I 02
Commercial printing	461	436	406	448	467
Home & Office	237	207	231	233	244
Publishing [1]	283	256	244	235	255
Paperboard	183	173	167	169	170
Fluting	48	57	64	49	54
Liner [2]	41	37	40	39	35
CTMP	82	76	79	63	62
Metsä-Botnia's pulp [2]	280	249	294	250	264
M-real's pulp	311	308	290	304	289

[1] Includes 50 % of the production of Albbruck (until 30.6.2002).
[2] Equals to M-real´s ownership (47 %).

M-REAL CORPORATION

Jouko M. Jaakkola
President and CEO